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                                                                 EXHIBIT (A)(10)

NEWS RELEASE

                ATRION CORPORATION ANNOUNCES PRELIMINARY RESULTS
                          OF DUTCH AUCTION TENDER OFFER

     ALLEN, Texas--December 16, 1998--Atrion Corporation (Nasdaq/NM-ATRI) announced today the preliminary results of its "Dutch auction" tender offer that expired at 5:00 p.m., New York City time, on Tuesday, December 15, 1998. On November 16, 1998, Atrion commenced its tender offer to purchase up to 500,000 shares of its Common Stock, or approximately 15.6% of its then outstanding shares, at a price not greater than $9.00 nor less than $7.00 per share.

Based on a preliminary count by the depositary for the offer, 239,732 shares of the Company's Common Stock were properly tendered at or below $9.00 per share. Atrion expects to purchase, subject to final confirmation, all shares of its Common Stock properly tendered at a price of $9.00 per share.

"We view the fact that our tender offer was significantly undersubscribed as an indication that most of our shareholders are optimistic about the future of Atrion," stated Emile A. Battat, Chairman of the Company. "We are pleased with the outcome of the tender offer."

The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Atrion expects payment for shares accepted for purchase to occur as soon as is practicable.

Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.



      CONTACT: Jeffery Strickland
               Vice President and Chief Financial Officer
               (972) 390-9800
















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